FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 14, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: October 14, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

TMETC acquires 50.3% stake in Norway's Miljo Grenland/Innovasjon

To launch first electric vehicle, Indica EV, in 2009

Mumbai, October 14, 2008:Tata Motors' UK subsidiary, Tata Motors European Technical Centre plc, has acquired a 50.3% holding, at an acquisition cost of Kroner 12 million (Rs.9.40 crores), in Miljo Grenland/Innovasjon, Norway, which specialises in the development of innovative solutions for electric vehicles. The balance of shares will be retained by the existing shareholders who will continue to be associated with the venture

Miljo will produce electric vehicles based on Tata Motors' products, besides manufacturing of state-of-the-art super polymer lithium ion batteries and the development of related technologies. Tata Motors believes that this investment in Miljo will help the company realise its strategy to develop convenient, affordable and sustainable mobility solutions through electric and hybrid vehicles.

The first such vehicle to be developed by the company will be the Indica EV. It is scheduled for launch in Europe during 2009. Unlike existing electric vehicles, Indica EV will be a more practicable option for the consumer: capable of carrying 4 people, adequate luggage space, with a predicted range of up to 200 km and acceleration of 0-60 kmph in under 10 seconds. As in the Nano, Tata Motors continues its innovative approach with Indica EV too, using super polymer lithium ion batteries which will have superior energy density compared to the current best-in-class electric vehicles.

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand and Spain. Among them is Jaguar Land Rover, a business comprising the two iconic British brands. It also has a strategic alliance with Fiat. With over 4 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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